FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                     No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled “BBVA Banco Frances reports consolidated second quarter earnings for fiscal year 2003” dated August 11, 2003

CONTACT:

María Elena Siburu de López Oliva

Investor Relations Manager

Phone: (5411) 4341 5035

E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide

Investor Relations

Phone: (5411) 4341 5036

E-mail: marbelbide@bancofrances.com.ar

August 11, 2003

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED SECOND QUARTER EARNINGS FOR FISCAL YEAR 2003

Executive summary

•	Net income for second quarter of fiscal year 2003 registered $7.2 million loss mainly explained by a negative Net financial income.

•	The long position in CER adjusted assets was negatively impacted by the drop in CER index—0.44% in the present quarter. Net financial margin showed also a loss stemming from the appreciation of the peso given the positive foreign currency position of the Bank. However, it should be noted that the appreciation of the peso has also a positive impact on Banco Francés’ asset quality. The repayment capacity of debtors indebted in foreign currency improves and provisions accounted for at a higher exchange rate result in excess provisioning which are reversed or reallocated.

•	Loan loss provision decreased to $15.5 million during the present quarter. The Bank carried out a deep review and assessment of the risk and strongly provisioned private sector loan portfolio during last fiscal year and first quarter of 2003. Management believes to have accounted for all necessary provisions related to the crisis and expects to have lower provisions as from the present quarter.

•	Efficiency continued to be a main concern for the Bank. Fee income increased 7.9%, backed on transactional business, while administrative expenses remained almost at the same level, in spite of a rise in salaries. During June 2003 quarter, the Bank operated through a network of 241 consumer branches with total staff of 3,869 people, with a reduction of 62 people as compared to the previous quarter.

•	The Bank retained most of liberalized rescheduled deposits. BBVA Banco Francés is one of the largest Argentine private sector banks as measured by deposits, as of June 2003, with 7.8% and 10.2% market share in total deposits—including CEDROS—and in new time deposits in pesos, respectively.

•	During the present quarter, following the decrease in provisions and movements in accounts with a different accounting treatment for tax basis balance sheet, certain temporary differences were reversed with the consequent decrease in registered deferred assets—$133 million, which counterpart is shown in Income Tax.

The second quarter of fiscal year 2003

The latest economic data show that during March 2003 quarter GDP expanded 5.4% over the same quarter last year. First quarter GDP figure exceeded market expectations and represented the first annual expansion since December 1998. Investment grew a robust 20.6% over March 2002 quarter, a strong rebound from the 17.9% contraction observed during the last quarter of 2002. Consumption also showed a positive behaviour growing 2.0%.

Recent monthly data suggests that the process of import substitution started to slow down, partly due to the appreciation of the peso, which had a negative impact on industrial activity. Although, during the second quarter of 2003, industry activity showed a 14% increase vs. previous year levels, industrial production shrank 0.4%, in seasonally adjusted terms, as compared to March 2003. However, the economy as a whole remained robust during June 2003. May monthly indicator for economic activity rose 6.9% over the same month last year, and 0.4% m/m in seasonally adjusted terms, on the back of agriculture and construction sectors, which are currently leading the process of recovery.

As for FX market, during June quarter, the currency resumed the strengthening trend observed throughout most of present year, with a 5.23% appreciation in nominal terms, $2.8075/US$. Despite Central Bank intervention, demand for pesos remained strong while healthy export growth continued to provide for a rising inflow of foreign currency. National Government implemented measures aiming at maintaining a competitive and stable FX rate while protecting against speculative investments, through the access to foreign currency for private sector debt payments and the settlement of barriers to short-term capital inflows. As for this last measure, decree Nro 285/03, dated June 27, specifies the requirement of registration upon entry for foreign capital not specifically trade-related and restricts its outflow from the country for 180 days.

Inflationary pressures remained under control due to the aforementioned strengthening of the peso together with a depressed demand and a lack of adjustment in utility rates. During the present quarter consumer prices dropped 0.1%.

The Business:

Banco Francés successfully faced the challenge prompted by 2002 crisis redefining its strategy towards the new environment. Despite the shrinkage of intermediation business, the Bank reinforced commercial activity based on the transactional business since management understood that this would represent an important asset in the future. Sales force remained active, focused on providing banking services including the management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes and operation of credit and debit cards. Short term financing, such as overdrafts on demand accounts, credit card financing, notes discounted and investment-banking products supported transactional business. The presence of the Bank in most of the significant economic centers through a nationwide network and state of the art technology proved to be a competitive advantage in the new business.

Furthermore, the Bank adjusted its operating structure. Management is highly committed to recover efficiency by reducing costs through branch closures, personnel reduction and strict cost control measures.

Presentation of Financial Information

It is important to note that:

•	following the devaluation of the peso and increased inflation, on August 23, 2002, under communication “A” 3702, the Central Bank of Argentina mandated inflation adjustment in all financial statements with the restatement to reflect the overall effect of inflation on the purchasing power of the peso using coefficients based on the general wholesale price index (WPI) published by the National Institute of Statistics and Surveys. On April 8, 2003, the Central Bank, through communication “A” 3921, eliminated inflation adjustment beginning March 1, 2003. Accordingly and for the sake of comparison, information on previous quarters has been restated in constant pesos as of February 28, 2003.

•	all foreign currency transactions accounted for at a free exchange rate as of June 30 have been translated into pesos at the exchange rate of Ps. 2.8075 = US$ 1.00 quoted by Banco Nación Argentina on that date.

•	Information in this press release is non-audited information that consolidates only banking activities on a line by line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; the holdings and results are included in Investments in other companies and Income from equity investments, respectively.

SECOND QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except income per share, income per ADS and percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02

Net Financial Income	(48,755)	8,272	205,953	-689.40%	-123.67%
Provision for loan losses	(15,534)	(91,470)	(248,801)	-83.02%	-93.76%
Net income from services	55,976	51,900	79,775	7.85%	-29.83%
Administrative expenses	(134,327)	(133,939)	(147,343)	0.29%	-8.83%
Operating income	(142,640)	(165,237)	(110,415)	13.68%	29.18%
Income (loss) from equity investments	2,658	7,460	14,032	-64.37%	-81.06%
Income (Loss) from Minority interest	631	1,474	10,591	-57.19%	-94.04%
Other income/expenses	265,564	1,238	(283,582)	—	-193.65%
Inflation adjustment	—	1,253	46,046	-100.00%	-100.00%
Income tax	(133,435)	(120)	(1,330)	—	—
Net income for the period	(7,222)	(153,932)	(324,657)	95.31%	-97.78%
Net income per share (2)	-0.02	-0.42	-1.55	95.31%	-98.73%
Net income per ADS (3)	-0.06	-1.25	-4.65	95.31%	-98.73%

(1)	Exchange rate: 2.8075 Ps. = 1 US$
(2)	Assumes 368,128,432 ordinary shares outstanding for the quarters ended 06/30/03 and 03/31/03 and 209,631,892 for the quarter ended 06/30/02.
(3)	Each ADS represents three ordinary shares.

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

•	Net income for the second quarter of fiscal year 2003 accounted for a $7.2 million loss as compared to $154 million loss registered in the previous quarter. As previously mentioned, Operating income of the present quarter was affected by a negative Net financial income—in turn impacted by the drop in the CER index (from a quarterly 2.05% level in March to 0.44% in June 2003), and a 5.2% appreciation of the peso. Administrative expenses remained almost flat while Net income from services increased 7.9%. High provisions of previous quarter together with excess provisioning resulting from the peso appreciation during the present quarter explains lower loan loss provision in the June quarter. The increase accounted for in Other income/expenses is mainly explained by loan loss recoveries and the reversal of general provisions. As previously explained, during the present quarter, following the decrease in provisions and movements in accounts with different accounting treatment for tax basis balance sheet, certain temporary differences were reversed with the consequent decrease in registered deferred assets—$133 million.

The gain accounted for in Income/loss from Equity Investments is mainly explained by results of the Consolidar Group.

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Return on Average Assets (1)	-0.19%	-4.04%	-6.71%	-95.26%	-97.14%
Return on Average Shareholders’ Equity (1)	-1.55%	-31.59%	-55.43%	-95.11%	-97.21%
Net fee Income as a % of Operating Income	775.18%	86.25%	27.92%	798.73%	2676.45%
Net fee Income as a % of Administrative
Expenses	41.67%	38.75%	54.14%	7.54%	-23.03%
Adm. Expenses as a % of Operating Income (2)	1860.23%	222.59%	51.57%	735.71%	3507.36%

(1)	Annualized
(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income:

The Bank remains with a structural term and rate mismatch in assets and liabilities following measures taken by the Government during 2002 and 2003. This makes Net financial income strongly dependent on the relative behavior of CPI vs. interest rate and on the evolution of the exchange rate, given both a long CER adjusted position and a long foreign currency position. A significant part of the Bank’s risk assets are variable rate assets, adjusted by CER (mainly CPI) plus an interest rate, while most liabilities are fixed rate, except for certain loans granted to the Bank by the Central Bank and a diminishing $1.2 billion portfolio of rescheduled deposits—CEDROS.

As of April 30 2003, the Central Bank (through communication “A” 3941) established the matching, in term and rate, of bonds/loans granted to the Government with loans received from the Central Bank. The new regulation reduced the positive CER position of the Bank in approx. $1.8 billion. As already mentioned, the fall in CER index during June 2003 quarter, to a quarterly 0.44% level, generated a loss in Net financial income; interest rates followed the same decreasing trend, though at a lower pace during the quarter to show a sharp decrease by the end of June.

Furthermore, the appreciation of the peso had a negative effect on the Bank’s long foreign currency position, stemming from the debt capitalization on December 2002, whereby some US$ 209 million debt was capitalized.

Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Net total loans	8,197,106	8,300,369	9,581,499	-1.24%	-14.45%
Advances	299,861	298,122	700,586	0.58%	-57.20%
Notes discounted and purchased	9,255	11,411	63,880	-18.89%	-85.51%
Consumer Mortgages	438,421	462,316	663,288	-5.17%	-33.90%
Personal loans	112,307	141,359	306,899	-20.55%	-63.41%
Credit cards	133,622	130,578	171,407	2.33%	-22.04%
Secured with chattel mortgages	6,130	7,656	25,925	-19.93%	-76.35%
Loans to financial sector	69,274	109,933	43,101	-36.99%	60.72%
Loans to public sector	4,529,931	4,558,645	5,503,787	-0.63%	-17.69%
Other	3,131,987	3,231,736	3,385,733	-3.09%	-7.49%
Less: Allowance for loan losses	(533,682)	(651,387)	(1,283,107)	-18.07%	-58.41%

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

The decrease in total loan portfolio as compared to the previous quarter is mainly related to $101 million charge-off on commercial loans, the effect of the appreciation of the peso—from $2.9625/US$ as of March 2003 to $2.8075/US$ as of June 2003—on foreign currency loans and loan cancellation. As for Public Sector, total loans including CER adjustment and interest increased from $6.6 billion as of March 2003 to $6.7 billion as of June 2003, mainly due to CER adjustment. Total exposure to Public Sector amounted to approx. $9.3 billion as of June 30, 2003, similar to the figure posted in previous quarter given that CER adjustment was compensated by the effect of peso appreciation on certain foreign currency Government bonds—External Bills of Argentine Republic.

Government and Private Securities

The following chart shows total exposure of the Bank in government and private securities as of June 30, 2003, including repurchase agreement transactions. Total bond portfolio remained almost at the same level as compared to the previous quarter, with a decrease in Compensatory Bond due to the appreciation of the peso partly offset by an increase in trading account related to a LEBAC portfolio (Central Bank’s Bills).

It should be noted that the Compensatory Bond (BODEN 2012) accounts only for 85% of total compensation, while the remaining 15% is registered in Other Banking Receivables. The Investment account includes External Bills of Argentine Republic for a total amount of US$ 202 million, restated in pesos at the $2.8075/US$ exchange rate. The remaining holdings were converted into pesos at $1.4/US$ and are being adjusted by CER.

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Holdings	2,111,452	2,120,509	1,922,654	-0.43%	9.82%
Trading	196,711	112,242	138,568	75.26%	41.96%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	138,363	133,324	883,477	3.78%	-84.34%
Investment Accounts (RML)	—	—	—	—	—
Compensatory bond	1,451,076	1,525,954	—	-4.91%	—
Other fixed income securities	325,302	348,989	900,609	-6.79%	-63.88%

Repurchase Agreements	535,009	564,710	48,242	-5.26%	1009.02%
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	535,009	564,710	48,242	-5.26%	1009.02%
Trading (Reverse repo)	—	—	—	—	—

Net Position	2,646,461	2,685,219	1,970,895	-1.44%	34.28%
Trading	196,711	112,242	138,568	75.26%	41.96%
Investment Accounts	673,372	698,034	931,718	-3.53%	-27.73%
Investment Accounts (RML)	—	—	—	—	—
Compensatory bond	1,451,076	1,525,954	—	-4.91%	—
Other fixed income securities	325,302	348,989	900,609	-6.79%	-63.88%

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

N.B: The present chart includes 85% of the Compensatory bond – BODEN 2012. The remaining 15% is accounted for in Other banking receivables until its accrediting

Net Position as of June 2003 includes $ 280 million of Private Bonds

Income from Securities and short term investments

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Income from securities and short-term	21,006	54,205	57,697	61.25%	-63.59%
investments
Trading account	741	2,571	3,676	71.16%	-79.83%
Investment account	9,215	10,467	15,610	-11.97%	-40.97%
Compensatory bond	5,822	7,112	13,775	-18.15%	-57.74%
Other fixed income securities	5,228	34,055	24,635	84.65%	-78.78%

CER adjustment	1,453	3,994	96,354	63.62%	-98.49%

CER adjustment — Trading account	—	—	—	—	—
CER adjustment — Investment account	261	1,191	7,199	78.13%	-96.38%
CER adjustment — Other fixed securities	1,192	2,802	89,155	57.45%	-98.66%

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

Income from securities and short-term investments reached $21 million as of June 30, 2003, as compared to a $54.2 million gain registered in the previous quarter. It is important to highlight that the figure posted during March quarter included an extraordinary gain stemming from the restructuring of certain non-performing corporate securities. In addition the fall in CER index — from a 2.05% quarterly level as of March 2003 to a 0.44% as of June quarter — negatively impacted the income coming from CER adjusted portfolio.

The decrease in Income from securities and short term investments as compared to June 2002 quarter is partly explained by the restatement of figures in constant pesos as of February 28, 2003. Income coming from the compensatory bond and Other fixed income securities decreased in constant values, mainly explained by accumulated interests from the first quarter of fiscal 2002 that was accounted for during June 2002 quarter. As for CER adjustment, the decrease is mainly related to some $375 million of BGONA portfolio that were used to paid for the necessary government bonds to be delivered to depositors who participated in the swap option plans.

Funding Sources:

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Total deposits	7,581,975	7,544,207	8,012,578	0.50%	-5.37%
Current accounts	1,594,877	1,214,015	1,540,044	31.37%	3.56%
Saving accounts	711,382	564,314	714,545	26.06%	-0.44%
Time deposits	3,941,199	3,719,925	1,792,717	5.95%	119.84%
Rescheduled deposits	1,223,160	1,938,556	3,860,987	-36.90%	-68.32%
Other	111,357	107,397	104,286	3.69%	6.78%

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

Most of liberalized rescheduled deposits remained in the Bank as new deposits — Time deposits in the above chart. While rescheduled deposits showed a 36.9% decrease ($715 million), during the present quarter, time deposits and sight accounts increased 13.6% ($749 million). As compared to the same quarter of previous fiscal year, Total deposits decreased 5.3% in constant pesos ($430 million), mainly due to the effect of inflation adjustment and the peso appreciation. The 68.3% decrease in Rescheduled deposits was partly offset by a 120% increase in Time deposits. The decrease of rescheduled deposits is mainly related to the payment of legal injunctions, to the reimbursement of rescheduled deposits according to Government regulations and to the exercise of the three swap options launched by the Government (Swaps II and III).

The following chart shows the evolution of deposits in nominal terms in Argentina. The fall in rescheduled deposits was more than offset by the increase in time deposits and sight accounts. The 11% increase as compared to June 2002 quarter was led by the increase in time deposits ($2,416 million) and in current accounts ($362 million).

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
Nominal figures in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02

Total deposits	6,975,699	6,904,302	6,270,322	1.03%	11.25%
Current accounts	1,439,671	1,043,643	1,077,840	37.95%	33.57%
Saving accounts	709,781	563,047	639,152	26.06%	11.05%
Time deposits	3,431,112	3,147,180	1,015,494	9.02%	237.88%
Rescheduled deposits — Cedros	838,600	1,347,098	2,758,800	-37.75%	-69.60%
Other	188,802	222,017	100,566	-14.96%	87.74%
CER over Cedros	367,733	581,317	678,470	-36.74%	-45.80%

Banco Francés is one of the first private sector banks, measured by deposits, with a 7.8% and a 10.2% market share in total deposits including CEDROS and in new time deposits in pesos, respectively, as of June 30, 2003.

Other Funding Sources:

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Lines from other banks	1,302,375	1,437,436	2,576,361	-9.40%	-49.45%
Loans from the Central Bank	1,826,581	1,822,270	1,661,678	0.24%	9.92%
Other loans from the Central Bank	225,167	224,189	27,872	0.44%	707.85%
Repo agreements	294,853	311,204	—	-5.25%	—
Negotiable Obligations	379,025	422,156	638,353	-10.22%	-40.62%
Subordinated Debt	134,793	136,814	740,933	-1.48%	-81.81%
Total other funding sources	4,162,794	4,354,069	5,645,197	-4.39%	-26.26%

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

Changes shown in the chart above are affected by the appreciation of the peso on dollar denominated liabilities. It is important to mention that Loans from the Central Bank is related to the financial support received from the Central Bank, during the 2002 liquidity crisis. In addition, the Bank received loans from the Central Bank mainly related to the acquisition of the necessary government bonds (BODEN 2012) to be delivered to depositors that participated of Swap II.

Foreign currency funding sources, expressed in dollars, are shown in the chart bellow. The 4.6% decrease in Other funding sources as compared to the previous quarter is explained by a 5.6% and a 5.3% decrease in Lines from other banks and Negotiable obligations, respectively. The decrease in Lines from other banks is mainly explained by the cancellation of foreign trade lines, subject to commitments for new facilities. As of June 2003, the only outstanding senior debt of Banco Francés in the international market is a US$135 million FRN issued in October 2000 and subscribed by a syndicate of 11 international banks that matured on October 31, 2002. On its maturing date such debt (originally U$S 150 million) was refinanced for a one-year term, with a 5% payment and an additional 5% down payment on April 2003. Therefore, April 2003 payment impacted the balance posted in Negotiable Obligations, with a US$ 7.5 million decrease.

The 20.8% decrease as compared to the same quarter of previous fiscal year is mainly explained by US$130 million decrease in subordinated debt and US$80 million decrease in Lines from other banks, following the capitalization of debt in the capital increase of December 2002, and the cancellation of foreign trade lines. Such decrease was partially offset by the increase in Repo agreement transactions related to BBVA’s financial assistance during the liquidity crisis. As previously mentioned, the decrease in Negotiable obligations is mainly explained by the 10% payment following the refinancing of the US$150 million FRN.

Other dollar funding sources in U$S thousands	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Lines from other banks	456,055	482,915	601,927	-5.56%	-24.23%
Negotiable Obligations	135,004	142,500	150,000	-5.26%	-10.00%
Repo agreements	105,023	105,048	—	-0.02%	—
Subordinated Debt	20,231	20,000	152,153	1.16%	-86.70%
Total other funding sources	716,314	750,463	904,080	-4.55%	-20.77%

Asset Quality:

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Nonaccrual loans (1)	727,435	865,851	566,444	-15.99%	28.42%
Allowance for loan losses	533,682	651,387	1,283,107	-18.07%	-58.41%
Nonaccrual loans/net total loans	8.33%	9.67%	5.21%	-13.86%	59.81%
Allowance for loan losses/nonaccrual loans	73.36%	75.23%	226.52%	-2.48%	-67.61%
Allowance for loan losses/net total loans	6.11%	7.28%	11.81%	-16.00%	-48.24%

(1)	Nonaccrual loans include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

Allowance for loan losses include $14.59 million provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos

The Non-performing ratio provided in this press release is information included in the Bank’s MIS for internal purposes; there are still pending regulations from the Central Bank in order to calculate the definite Non Performing ratio.

Total non-performing loan portfolio decreased 16% as compared to March 2003 quarter mainly explained by a $101.5 million charge-off, by the appreciation of the peso and by certain non-performing loans collected during June 2003 quarter. Non-performing ratio improved from 9.67% as of March 2003 to 8.33% as of June 2003, while deteriorating from the 5.21% level a year ago. The coverage ratio—Allowance for loan losses / Total non-performing loans—moved from 75.2% as of March 2003 to 73.4% as of June 2003. In that sense, it should be noted that charge-offs registered during the present quarter were related to 100% provisioned loans with the consequent decrease in the coverage ratio.

It is important to highlight that due to the severe 2002 crisis, certain risk assets such as corporate senior debt purchased and guarantees granted by the Bank fall into the non-performing category. Accordingly, on considering Total Financing, the non-performing ratio reaches 12.23% as of June 30, 2003, with a coverage ratio of 64.90%—on excluding provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos.

The following chart shows the evolution of Allowance for loan losses, which do not include allowances related to Other banking receivables:

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Balance at the beginning of the quarter	734,771	1,035,759	1,593,848	-29.06%	-53.90%

Inflation adjustment related to provisions	—	(7,553)	(502,658)	-100.00%	-100.00%
Increase in constant currency	15,534	91,470	252,566	83.02%	-93.85%
Exchange difference—Foreign trade loans	(360)	(4,788)	—	-92.48%	—
Provision increase/decrease—Exchange rate difference	(17,945)	(58,281)	—	-69.21%	—
Decrease in constant currency	(119,393)	(321,836)	(40,897)	-62.90%	191.93%
Balance at the end of the quarter	612,607	734,771	1,302,859	-16.63%	-52.98%

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

The increase in constant currency is mainly related to loan loss provision registered during the quarter. As for the decrease in constant currency, such figure is explained by write-off of commercial loans.

Changes in provisions for exchange rate difference of foreign trade loans reflect the reversion of provisions accounted for, in the past, due to the conversion into pesos of certain foreign trade portfolio.

Income from services net of other operating expenses

Net income from Services increased 7.9% as compared to the previous quarter and decreased 29.8%, in constant pesos, as compared to the June 2002 quarter.

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Net income from services	55,976	51,900	79,775	7.85%	-29.83%

Service charge income	64,518	60,930	89,892	5.89%	-28.23%
Service charges on deposits accounts	25,282	24,808	35,317	1.91%	-28.41%
Credit and operations	11,752	12,194	17,666	-3.63%	-33.48%
Insurance	2,231	2,460	2,356	-9.34%	-5.33%
Capital markets and securities activities	4,235	2,796	3,966	51.48%	6.78%
Fees related to Foreign trade	4,145	4,671	3,631	-11.26%	14.16%
Other fees	16,873	14,000	26,956	20.52%	-37.40%

Services Charge expense	(8,542)	(9,030)	(10,117)	-5.41%	-15.57%

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

The increase as compared to March 2003 quarter is mainly related to: a) higher Service charges on deposits accounts, b) higher Other fees related to debt restructuring, custody services and notes discounted, and c) an increase in Capital Markets fees related to certain fund management services in subsidiaries.

The decrease with respect to the same quarter of the previous fiscal year stems mainly from inflation adjustment (11.99%) together with lower fees for service charges on deposit accounts and lower Other fees, which during the June 2002 quarter were particularly high due to the effect of loan cancellation.

It is important to note that fees related to foreign currency sales and purchases are not accounted for in Net income from services but in Net financial income. As of June 2003 such fees amounted to approx. $17 million, as compared to $15 million registered in the previous quarter. The Bank is currently offering this service through all of the branch and ATM network as well as Internet.

The following chart includes the breakdown of fees in Banco Francés Argentina, in nominal values.

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
Nominal figures in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Net income from services	51,440	49,135	61,164	4.69%	-15.90%

Service charge income	59,982	58,150	69,296	3.15%	-13.44%
Service charges on deposits accounts	25,282	24,780	29,258	2.03%	-13.59%
Credit and operations	11,752	12,162	14,320	-3.37%	-17.94%
Insurance	2,231	2,457	1,898	-9.21%	17.55%
Capital markets and securities activities	1,682	1,618	1,763	3.96%	-4.57%
Fees related to Foreign trade	4,145	4,657	2,971	-11.00%	39.49%
Other fees	14,890	12,476	19,086	19.35%	-21.98%

Services Charge expense	(8,542)	(9,015)	(8,132)	-5.25%	5.04%

Administrative expenses

Administrative expenses remained almost at the same level as March 2003 quarter, while decreasing 9.0% in constant pesos as compared to June 2002 quarter.

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
Administrative expenses	(134,327)	(133,939)	(147,343)	0.29%	-8.83%

Personnel expenses	(60,565)	(55,164)	(73,130)	9.79%	-17.18%
Electricity and Communications	(4,400)	(5,012)	(5,852)	-12.21%	-24.81%
Advertising and Promotion	(4,863)	(3,837)	(4,205)	26.74%	15.64%
Honoraries	(6,504)	(5,700)	(3,785)	14.11%	71.84%
Taxes	(3,867)	(4,848)	(4,026)	-20.24%	-3.94%
Organization and development expenses	(13,233)	(17,890)	(17,365)	-26.03%	-23.80%
Amortizations	(13,171)	(13,451)	(8,630)	-2.08%	52.62%
Other	(27,724)	(28,037)	(30,349)	-1.12%	-8.65%

Figures of June 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 1.119917

The increase in Personnel expenses, related to the salary adjustment effective as of April, and in Advertising and promotion, were partially offset by lower Organization and development expenses and a decrease in taxes.

Higher amortization expenses led the increase in Administrative expenses as compared to the same quarter of previous fiscal year. Amortization expenses of June 2003 quarter were related to assets adjusted by inflation, while as of June 2002 such assets were not adjusted.

The Bank continues to be focused on cost control. In that sense, following its restructuring process, during the second quarter of fiscal year 2003 staff was reduced in 62 people, totaling 757 staff reduction year to date. As of June 30, 2003, the Bank had 3,869 employees—including consolidated companies in Argentina except for the Consolidar Group—and a network of 241 consumer branches, 28 branches specialized in middle market segment and 2 personal banking branches, plus 39 Credilogros offices.

The following chart shows a breakdown of administrative expenses in Banco Francés Argentina, in nominal values.

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
	Nominal figures in $ thousands except percentages
Administrative expenses	(126,382)	(125,157)	(110,487)	0.98%	14.39%
Personnel expenses	(58,000)	(52,421)	(57,184)	10.64%	1.43%
Electricity and Communications	(4,142)	(4,687)	(4,319)	-11.63%	-4.10%
Advertising and Promotion	(4,805)	(3,647)	(3,296)	31.76%	45.77%
Honoraries	(4,767)	(3,465)	(2,251)	37.58%	111.77%
Taxes	(3,551)	(4,499)	(3,104)	-21.07%	14.41%
Organization and development expenses	(12,577)	(17,217)	(11,858)	-26.95%	6.06%
Amortizations	(12,930)	(13,183)	(6,032)	-1.91%	114.35%
Other	(25,610)	(26,039)	(22,442)	-1.65%	14.12%

Other Income/expenses:

Other income/expenses for the second quarter of fiscal year 2003 accounted for a $265.6 million gain, as compared to a $1.2 million gain registered in the previous quarter and a $283.6 loss registered in June 2002 quarter. The increase as compared to March 2003 quarter is mainly explained by loan loss recoveries and the reversal of general provisions, stemming from provisions related to the payment of legal injunctions reclassified as general provisions in March 2003 quarter.

Regarding the loss in June 2002 quarter, previous quarters included provisions for other receivables and other allowances, which in turn included provisions for granted non-used financing—most of it related to large corporations—registered in memo accounts.

Income from equity investments

Income from equity investments sets forth net income from related companies not required to be consolidated. As previously mentioned the Consolidar Group is included in this account. As of June 30, 2003 the Consolidar Group registered a $2.1 million gain as compared to a $5.7 million gain registered in the previous quarter.

Capitalization:

On December 26 ended the Bank reinforced its capital base with a subscription 158,496,540 million shares at a $ 3.59 price per share. Accordingly the capital stock of BBVA Banco Francés increased from 209,631,892 shares to 368,128,432 shares. These rights offering took place in Argentina. As a result of the capitalization Banco Bilbao Vizcaya Argentaria S.A.—main shareholder of BBVA Banco Francés—increased its equity interest in the Bank from 68.2% to 79.53%.

Additional information

	Quarter ended			% Change Qtr ended 06/30/03 vs. Qtr ended
in $ thousands except percentages	06/30/03	03/31/03	06/30/02	03/31/03	06/30/02
—Exchange rate	2.8075	2.9625	3.8000	-5.23%	-26.12%
—Quarterly CER adjustment (CPI)	0.44%	2.05%	19.22%	-78.56%	-97.71%
—WPI (Base dec.-01: 100.22)	220.31	220.31	196.72	0.00%	11.99%

Recent developments:

On May 30, through Communication “A” 3959, the Central Bank set a new capitalization regime for financial entities. The new capital adequacy requirements establishes:

•	a minimum capital equal to 8% of risk assets, in accordance to Basile standards;

•	a minimum 8% capital requirement on Public sector assets (bonds and loans);

•	suspension of increasing capital requirements on loans according to the interest rate level;

•	additional requirements for the inflation vs. interest rate mismatch;

•	definition of market risk and interest rate risk including the dollar and the CVS and CER index;

•	suspension of the application of the corrective factor—related to CAMEL analysis—until June 2004; and

•	adjustment of risk weightings in accordance to March 2003 changes on guarantees and Public sector assets.

Communication “A” 3986 from the Central Bank, dated July 25, established the new regulation to come into effect beginning January 2004 and defined two corrective factors—“alfa 1” and “alfa 2”.

“alfa 1” temporary reduces capital requirements on Public sector financing granted before May 31, 2003.

“alfa 2” temporary reduces capital requirements related to interest rate risk.

The initial values for both corrective factors and the schedule are as follows:

Period	Alfa 1	Alfa 2
January/December 2004	0.05	0.20
January/December 2005	0.15	0.40
January/December 2006	0.30	0.70
January/December 2007	0.50	1.00
January/December 2008	0.75
January/December 2009	1.00

Conference call: A conference call to discuss this second quarter earnings will be held on Tuesday, August 12, at 2:00 p.m. New York time—3:00 p.m. Buenos Aires time. If you are interested in participating please dial (719) 457 2661 at least 5 minutes prior to our conference. Confirmation code: 566178. To receive the tape on this conference call, please call to (719) 457 2865.

Internet: This	press release is also available in http://www.bancofrances.com.ar

Figures of December and June 2002 quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.119917, respectively.

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS :	06/30/03	03/31/03	12/31/02	06/30/02
Cash and due from banks	1,134,676	1,259,116	999,434	284,820
Government Securities	1,832,656	1,824,005	2,021,689	1,514,885
—Investment account	1,589,442	1,659,278	1,860,084	883,478
—Trading account	101,341	11,558	2,497	22,691
—Reverse repurchase agreements
w/Central Bank	—	—	—	—
—Unlisted	140,229	141,903	148,033	589,480
—Private Securities	1,644	11,266	11,074	19,237
Loans	8,197,106	8,300,369	8,504,255	9,581,499
—Advances and Promissory notes	299,861	298,122	369,036	700,586
—Notes discounted and purchased	9,255	11,411	10,587	63,880
—Secured with mortgages	438,421	462,316	507,442	663,288
—Secured with chattel mortgages	6,130	7,656	10,297	25,925
—Personal loans	112,307	141,359	191,442	306,899
—Credit cards	133,622	130,578	142,259	171,407
—Loans to financial sector	69,274	109,933	163,932	43,101
—Loans to public sector	4,529,931	4,558,645	4,463,104	5,503,787
—Other	903,131	1,047,348	1,355,530	1,635,413
Less: Unaccrued interest	(138)	(154)	(150)	(5,283)
Plus: Accrued interest and exchange differences receivable	2,228,994	2,184,542	2,227,268	1,755,603
Less: Allowance for loan losses	(533,682)	(651,387)	(936,492)	(1,283,107)
Other banking receivables	1,557,725	1,496,022	1,709,539	3,655,296
—Compensatory Bond	238,067	253,431	330,763	2,659,467
—Other banking receivables	1,398,583	1,325,975	1,478,044	1,015,581
—Less: provisions	(78,925)	(83,384)	(99,268)	(19,752)
Investments in other companies	244,849	244,387	234,709	225,623
Intangible assets	939,161	945,105	136,197	238,267
Other assets	982,710	1,184,110	1,593,197	1,039,379

Total assets	14,888,883	15,253,114	15,199,019	16,539,769

LIABILITIES:	06/30/03	03/31/03	12/31/02	06/30/02
Deposits	7,581,975	7,544,207	7,110,764	8,012,578
—Demand deposits	1,594,877	1,214,015	1,408,971	1,540,044
—Saving accounts	711,382	564,314	547,011	714,545
—Time deposits	3,941,199	3,719,925	2,986,643	1,792,717
—Rescheduled deposits	1,223,160	1,938,556	1,978,624	3,860,987
—Other deposits	111,357	107,397	189,515	104,286
Other banking Liabilities	4,577,151	4,675,073	5,171,866	5,407,943
Subordinated debt	74,793	76,814	85,631	673,738
Other liabilities	765,711	1,059,897	780,779	216,230
Minority interest	24,284	24,932	23,852	35,019

Total liabilities	13,023,914	13,380,923	13,172,893	14,345,507

Total stockholders’ equity	1,864,969	1,872,191	2,026,126	2,194,261

Total liabilities and stockholders’ equity	14,888,883	15,253,114	15,199,019	16,539,769

Figures of December and June 2002 quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.119917, respectively.

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	06/30/03	03/31/03	12/31/02	06/30/02
Financial income	272,406	1,185,743	832,209	1,680,051
—Interest on Cash and Due from Banks	2,681	2,259	2,372	827
—Interest on Loans Granted to the Financial Sec.	607	83	800	1,680
—Interest on Overdraft	8,057	9,106	21,358	64,200
—Interest on Collateralized Loans	12,283	13,140	14,367	22,236
—Interest on Credit Card Loans	9,942	10,598	11,600	15,549
—Interest on Other Loans	32,617	36,325	47,608	85,400
—Income from securities and short term investments	21,006	54,205	(27,343)	57,697
Investment account	6,324	49,715	1,955	9,950
Atuel Trustee	492	(4,607)	(24,917)	359
Trading account	14,190	9,097	(4,382)	47,388
—Interest on Government guaranteed loans Decreet1387/01	281,034	497,151	31,285	190,116
—From Other Banking receivables	1,916	2,246	2,277	6,224
—CER	51,820	148,672	140,866	1,426,115
—Other	(149,557)	411,958	587,019	(189,993)
Financial expenses	(321,161)	(1,177,471)	(644,970)	(1,474,099)
—Interest on Current Account Deposits	(5,182)	(3,961)	(10,797)	(132,325)
—Interest on Saving Account Deposits	(1,088)	(891)	(368)	(2,613)
—Interest on Time Deposits	(161,236)	(152,577)	(166,500)	(150,546)
—Interest on Other Banking Liabilities	(23,893)	(27,141)	(35,137)	(36,305)
—Contributions to the deposit guarantee fund	—	—	—	—
—Mandatory contributions and taxes on interest income	(5,968)	(7,149)	(4,946)	(13,513)
—CER	(1,657)	(49,217)	137,237	(752,142)
—Other	(122,137)	(936,535)	(564,459)	(386,655)
Net financial income	(48,755)	8,272	187,240	205,953
Provision for loan losses	(15,534)	(91,470)	45,615	(248,801)
Income from services, net of other operating expenses	55,976	51,900	58,263	79,775
Inflation adjustment	—	4,174	(17,878)	59,115
Administrative expenses	(134,327)	(133,939)	(225,346)	(147,343)
—Personnel expenses	(60,565)	(55,164)	(60,606)	(73,131)
—Directors and Syndics’ Fees	(136)	(104)	(161)	(190)
—Other Fees	(6,368)	(5,596)	(9,719)	(3,595)
—Advertising and Publicity	(4,863)	(3,837)	(4,940)	(4,205)
—Taxes other than income tax	(3,866)	(4,850)	(5,793)	(4,026)
—Other Operating Expenses	(49,991)	(56,321)	(135,194)	(52,333)
—Other	(8,538)	(8,067)	(8,932)	(9,863)
Inflation adjustment	—	(2,788)	1,010	(30,953)
Income (loss) from equity investments	2,658	7,460	14,236	14,032
Net Other income	265,564	1,238	(338,449)	(283,582)
Inflation adjustment	—	(133)	1,800	17,885
Income (loss) from minority interest	631	1,474	6,355	10,591

Income before tax	126,213	(153,812)	(267,156)	(323,327)

Income tax	(133,435)	(120)	317	(1,330)

Net income	(7,222)	(153,932)	(266,838)	(324,657)

Figures of December and June 2002 quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.119917, respectively.

Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	06/30/03	03/31/03	12/31/02	06/30/02
Cash and due from banks	1,199,862	1,283,906	1,050,084	312,284
Government Securities	2,032,464	2,100,666	2,239,859	1,741,496
Loans	8,911,616	9,054,238	9,281,979	10,173,472
Other banking receivables	1,565,267	1,500,992	1,711,761	3,671,683
Investments in other companies	44,496	46,304	40,798	40,720
Other assets	2,114,939	2,331,068	1,938,786	1,471,271

TOTAL ASSETS	15,868,644	16,317,174	16,263,267	17,410,926

LIABILITIES	06/30/03	03/31/03	12/31/02	06/30/02
Deposits	7,336,280	7,360,030	6,919,727	7,852,774
Other banking liabilities	4,600,570	4,678,875	5,173,635	5,423,586
Other liabilities	1,895,756	2,236,003	1,979,267	1,773,503
Minority interest	171,069	170,075	164,512	166,802

TOTAL LIABILITIES	14,003,675	14,444,983	14,237,141	15,216,665

TOTAL STOCKHOLDERS’ EQUITY	1,864,969	1,872,191	2,026,126	2,194,261

STOCKHOLDERS’ EQUITY + LIABILITIES	15,868,644	16,317,174	16,263,267	17,410,926

NET INCOME	06/30/03	03/31/03	12/31/02	06/30/02
Net Financial Income	(21,932)	2,911	226,760	788,127
Provision for loan losses	(15,534)	(91,470)	45,615	(248,801)
Net Income from Services	94,486	94,770	96,291	123,705
Inflation adjustment	—	2,620	(106,506)	(285,258)
Administrative expenses	(165,619)	(163,986)	(259,925)	(181,050)
Inflation adjustment	—	(2,326)	82,018	(2,835)
Net Other Income	237,666	9,005	(380,041)	(831,632)
Inflation adjustment	(1,367)	(18)	15,099	257,079
Income (loss) from minority interest	(927)	(2,928)	14,329	52,167

Income before tax	126,773	(151,422)	(266,361)	(328,497)

Income tax	(133,995)	(2,510)	(477)	3,839

Net income	(7,222)	(153,932)	(266,838)	(324,657)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 11, 2003	By:	/S/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA
		Name:	María Elena Siburu de López Oliva
		Title:	Investor Relations Manager